UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2021

Commission File Number: 001-39810

IDEX Biometrics ASA

(Translation of registrant’s name into English)

Dronning Eufemias gate 16

Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibits 99.1, 99.2, 99.3 and 99.4 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-254083) and F-1 (File No. 333-250186) of IDEX Biometrics ASA (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Changes of Officers

On May 12, 2021, IDEX Biometrics ASA (the “Company”) announced the appointment of Catharina Eklof as its Chief Commercial Officer, effective June 1, 2021.

On May 12, 2021, the Company issued a press release regarding Ms. Eklof’s appointment. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

Submission of Matters to a Vote of Security Holders

On May 12, 2021, the Company held its annual general meeting. The Company issued a press release following the meeting announcing the results of matters voted on during the meeting, a copy of which is attached to this Form 6-K as Exhibit 99.2.

Other Events

On May 12, 2021, the Company published its Interim Report for the quarter ended March 31, 2021 and issued a press release providing commentary thereon. The Interim Report and press release are attached to this form 6-K as Exhibits 99.3 and 99.4, respectively.

On May 12, 2021, the Company also published an updated Company Presentation for the quarter ended March 31, 2021. The Company Presentation is attached to this form 6-K as Exhibit 99.5.

The information with respect to the Company Presentation contained in this Report on Form 6-K and Exhibit 99.5 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated May 12, 2021 announcing the appointment of Catharina Eklof

99.2	Press release dated May 12, 2021 announcing the results of the Annual General Meeting

99.3	Interim Report for the quarter ended March 31, 2021

99.4	Press release dated May 12, 2021 announcing the Interim Report

99.5	Company Presentation for the quarter ended March 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEX BIOMETRICS ASA

Date: May 13, 2021	By:	/s/ Vincent Graziani
Name: Vincent Graziani
Title: Chief Executive Officer